UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Epicor Software Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29426L108
(CUSIP Number)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29426L108

1	NAMES OF REPORTING PERSONS Todd Martin Pickup

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		5,300,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		363,800 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,300,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

363,800 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,663,800 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5% (4)

12	TYPE OF REPORTING PERSON

IN
(1) Consists of (i) 100,000 shares owned directly by Todd Martin Pickup; and (ii) 3,900,000 shares owned directly by Dito Devcar Corporation and 1,300,000 shares owned directly by Vintage Trust II, over all of which shares Todd Martin Pickup has sole investment and voting power.
(2) Consists of 10,400 shares owned directly by Vintage Trust, 3,400 shares owned directly by Pickup Grandchildren’s Trust, 325,000 shares owned directly by Plus Four Equity Partners, L.P., and 25,000 shares owned directly by Pickup Living Trust, over all of which shares Todd Martin Pickup shares sole investment and voting power.
(3) Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 59,910,525 shares of Common Stock outstanding as of November 1, 2008, as reported in the Company's quarterly report on Form 10-Q filed on November 7, 2008.

CUSIP No.	29426L108

1	NAMES OF REPORTING PERSONS DITO DEVCAR CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		3,900,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,900,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,900,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	29426L108

1	NAMES OF REPORTING PERSONS VINTAGE TRUST II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	5	SOLE VOTING POWER

NUMBER OF		5,200,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,200,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,200,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12	TYPE OF REPORTING PERSON

OO
(1) Consists of 1,300,000 shares owned directly by Vintage Trust II, and 3,900,000 shares owned directly by Dito Devcar Corporation, of which Vintage Trust II is the sole shareholder.

CUSIP No.	29426L108
Item 1.
(a)	Name of Issuer:
The name of the issuer is Epicor Software Corporation (the “Company”).
(b)	Address of issuer’s principal executive offices:
The Company’s principal executive offices are located at 18200 Von Karman Avenue, Suite 1000, Irvine, California 92612.
Item 2.
(a)	Name of Person Filing:
This Schedule 13G is being jointly filed by Todd Martin Pickup, Dito Devcar Corporation (“DDC”) and Vintage Trust II (the “Trust”) with respect to the Common Stock of the Company (the “Common Stock”). The Trust is the sole shareholder of DDC, and may be deemed to be the beneficial owner of the shares of the Common Stock owned by DDC. Todd Martin Pickup is the Trustee of the Trust, and may be deemed to be the beneficial owner of the shares of the Common Stock owned by the Trust and by DDC.
(b)	Address or principal business office or, if none, residence:
The address of the principal business office of each of DDC and the Trust is 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada 89134. The address of the principal business office of Todd Martin Pickup is 2532 Dupont Drive, Irvine, California 92612.
(c)	Citizenship:
DDC is a corporation organized under the laws of the State of Nevada. The Trust is a trust organized under the laws of the State of Nevada. Todd Martin Pickup is a U.S. citizen.
(d)	Title of Class of Securities:
Common Stock
(e)	CUSIP No.:
29426L108
Item 3.
Not Applicable.
Item 4. Ownership.
A.	Todd Martin Pickup
(a)	Amount beneficially owned: 5,663,800

(b)	Percent of class: 9.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,300,000

(ii)	Shared power to vote or to direct the vote: 363,800

(iii)	Sole power to dispose or to direct the disposition of: 5,300,000

(iv)	Shared power to dispose or to direct the disposition of: 363,800

CUSIP No.	29426L108
B.	Dito Devcar Corporation
(a)	Amount beneficially owned: 3,900,000

(b)	Percent of class: 6.5%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,900,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,900,000

(iv)	Shared power to dispose or to direct the disposition of: 0
C.	Vintage Trust II
(a)	Amount beneficially owned: 5,200,000

(b)	Percent of class: 8.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,200,000

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of 5 Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	29426L108
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 6, 2009

/s/ Todd Martin Pickup

TODD MARTIN PICKUP

DITO DEVCAR CORPORATION

By:	/s/ Todd Martin Pickup Todd Martin Pickup
President

VINTAGE TRUST II

By:	/s/ Todd Martin Pickup Todd Martin Pickup
Trustee

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: March 6, 2009

/s/ Todd Martin Pickup

TODD MARTIN PICKUP

DITO DEVCAR CORPORATION

By:	/s/ Todd Martin Pickup Todd Martin Pickup
President

VINTAGE TRUST II

By:	/s/ Todd Martin Pickup Todd Martin Pickup
Trustee